FORM OF ELECTION WITHDRAWAL NOTICE

Exhibit (a)(1)(iv)

SigmaTron International, Inc.

ELECTION WITHDRAWAL NOTICE

From:

If by Surface Mail:

To:	SigmaTron International, Inc.
2201 Landmeier Road
Elk Grove Village, IL 60007
Attention: Linda K. Frauendorfer

If by Email:

To:    gary.fairhead@sigmatronintl.com

I previously received a copy of the Offer to Purchase and related documents (the “Offering Materials”) filed with the U.S. Securities and Exchange Commission in connection with Schedule TO on October 1, 2013, and I completed and returned a Letter of Transmittal in which I elected to tender all or some of my Eligible Options as described therein.

I now wish to withdraw that election in its entirety.

I understand that after signing this Election Withdrawal Notice and delivering it to the Company in accordance with the terms set forth in the Offering Materials, none of my Eligible Options will be purchased by the Company in the Offer, and instead my Eligible Options will continue to be governed by the Company’s stock option plan(s) and the relevant option agreement (s) between the Company and me. I further understand that this Election Withdrawal Notice will be effective only upon its receipt by the Company in the manner described in the Offering Materials, including that such receipt must occur before the expiration of the Offer (11:59 p.m., Eastern Time, on October 29, 2013, or if we extend the Offer period, such later time that the Company will specify).

I further understand that if I decide to participate in the Offer and tender some or all or my Eligible Options after I deliver this Election Withdrawal Notice, I must deliver a new Letter of Transmittal to the Company in accordance with the procedures described in the Offering Materials.

I hereby withdraw my election to participate in the Offer.

Signature of Holder:

Date:

Name (print):

Social Security No:

Daytime Phone:

Address:

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